SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM SD
SPECIALIZED DISCLOSURE REPORT

Date of Report (Date of earliest event reported): June 2, 2014

SYNALLOY CORPORATION
(Exact name of registrant as specified in its charter)

Delaware	0-19687	57-0426694
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

	775 Spartan Blvd, Suite 102, PO Box 5627, Spartanburg, SC	29304
	(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (864) 585-3605

Inapplicable
(Former name or former address if changed since last report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

[x]	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

SECTION 1 - Conflict Minerals Disclosure
Synalloy Corporation evaluated its current product lines and determined that certain products we manufacture contain tungsten and/or tantalum. The survey of our suppliers determined that our supply chain is Conflict Free or sourced from recycled or scrap material, and as a result, we have filed a Conflict Minerals Disclosure Report.
Conflict Minerals Disclosure
A copy of Synalloy Corporation’s Conflict Minerals Disclosure Report is filed as Exhibit 1.01 hereto and is publicly available at www.synalloy.com under the “Investor Relations” tab.

SECTION 2 - EXHIBITS
Exhibit 1.01 - Conflict Minerals Disclosure Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on behalf by the undersigned hereunto duly authorized.

SYNALLOY CORPORATION

By: /S/ RICHARD D. SIERADZKI
Richard D. Sieradzki
Chief Financial Officer and Principal Accounting Officer

Dated: June 2, 2014